Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 14, 2006

FINAL TRANSCRIPT

Conference Call Transcript MT - Mittal Steel Company Press Conference Event Date/Time: Jun. 13. 2006 / 1:30PM CET

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

CORPORATE PARTICIPANTS

Nicola Davidson

Mittal Steel Company - General Manager Communications

Lakshmi Mittal

Mittal Steel Company - Chairman and CEO

Roeland Baan

Mittal Steel Company - Chief Executive Mittal Steel - Europe

Aditya Mittal

Mittal Steel Company - President and CFO

Anshuman Daga

Reuters - Media

CONFERENCE CALL PARTICIPANTS

Simone Pot

BBC - Media

Marc Kosell

Le Monde - Media

David Gow

Guardian Unlimited - Media

Jason Singer

Wall Street Journal - Media

Angela Jameson

The Times - Media

Francine Lacqua

Bloomberg News - Media

QUESTION AND ANSWER

Unidentified Audience Member

Can we have some more comment why the Arecelor management are so dead against keeping you at bay?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

This is what surprises me also. I think since the beginning of this transaction we have always said that we want to sit down with the Arcelor management to discuss this combination. We want to have a friendly transaction and we want to have a recommended transaction.

Clearly, our proposal is very attractive. We have seen the support from the shareholders. We have seen the 30% or more shareholders asking management of Arcelor for the fair voting process to follow at this time. But good thing is at this time in view of the support from the shareholders Arcelor management has at least looked at our business proposal and have -- and the Board has asked management to initiate some dialogue with us.

So we have moved from a very negative environment to at least a positive environment today. And we hope that this kind of dialogue could lead to a satisfactory conclusion for the shareholders of Arcelor as well as Mittal Steel. Because clearly, this is the best transaction in the steel industry today.

Operator

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

[OPERATOR INSTRUCTIONS]

Unidentified Audience Member

[audio gap] Now there is a change because Arcelor is ready to discuss I think, a little bit, the deal, but they want you to increase the price so it seems like there isn't a [inaudible]. How would you assess the situation, are you ready to increase the price or would you rule it out?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

I think our offer, what we have given today, is the most compelling offer. And this offer, just what Aditya explained, has a value of at least more than EUR44, which Arcelor has been claiming in Severstal's proposal.

If you compare with different metrics you will find that our value for our offer goes up to EUR73 per ton. If you follow Severstal's calculation, our offer is more than EUR43, EUR44 per ton. This does not take into account synergies which we have outlined about $1 billion, this is without discussion.

And perhaps in case of the Severstal and Arcelor there has been discussion, so they have identified EUR500 million of synergies. But in our case there has not been any discussion. So we really don't know what is their actual synergy number.

There are more unquantified synergy numbers also. So we believe that today what proposal we have made is far more attractive than Severstal's proposal.

Unidentified Audience Member

 Allow me to follow-up on that. Does it mean that you consider Arcelor's request to raise the price as a smokescreen?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 I think they have been always finding reasons for not accepting our bid.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Anshuman?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

They were unhappy with the -- their issue in the past and they wanted Arcelor model. Now they have allowed Severstal to take over Arcelor management in this back-door entry. Now they are looking at our proposal as not enough value so I think these are the ways not to allow for shareholders to have a fair voting.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Anshuman?

Anshuman Daga - Reuters - Media

Hello Mr. Mittal. It's Anshuman from Reuters. You've said earlier that the last offer was a compelling offer But the basic question is that Arcelor has now said it's prepared to hold talks. Earlier they were saying no, given the business plan. Now if they recommended the bid to shareholders do you still think there is hope for you to resolve or not, because that seems to be the bone of contention right now, what Arcelor is saying?

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

I don't think -- until we have this discussion and we know the mind of the management we do not know what are the bone of contention.

Anshuman Daga - Reuters - Media

But right now, in terms for the question back to whether -- unless you all sit down and Arcelor will recommend the bid to shareholders, before that do you see that there will be no further price increase in the offer?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

There is no price increase, we are not talking of any price increase beyond then what we will be announced.

Anshuman Daga - Reuters - Media

 And also in terms of this -- is there a timetable for the stocks, because it looks like one-sided now. Arcelor is saying, First it was Mittal Steel saying they were willing to go into talks. And now Arcelor is saying we are willing to go into talks. So is there a timeframe for this next round of talks that you all have done, at all? Or who is going to be at these talks?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 If you read the announcement from Arcelor, Arcelor Board has mandated the Management Board of the company to have a dialogue with us. And in this -- so we have started -- we have already initiated this move and now I think there will be talks between the management and us very shortly. And you will hear as soon as these talks have concluded.

Anshuman Daga - Reuters - Media

 So is it fair to say that a new round of talks is expected in the coming days?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 Yes.

Anshuman Daga - Reuters - Media

 Thank you.

Unidentified Audience Member

[Inaudible - microphone inaccessible] I wanted to find out what Mittal Steel's reaction would be or what their plans would be if not enough shareholders turn up to -- for the -- [expected] General Meeting on the 30th of June. And they manage to carry through this deal within principle so far before the 11th of July. How would you proceed going forward?

Aditya Mittal - Mittal Steel Company - President and CFO

 From our standpoint clearly we have a lot of momentum from the Arcelor shareholder base. They believe that we offer a superior value proposal. Our offer closes on the 5th of July, regardless of the outcome of the vote on the 30th, people can still tender into our offer and we can close the

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

offer and have control over Arcelor. If we have more than 50% of the shares, which are outstanding, which are tendered, automatically the deal with Severstal gets cancelled.

Unidentified Audience Member

But you say that you have a lot of support, but 30% is not 50%.

Aditya Mittal - Mittal Steel Company - President and CFO

Sure but 30% writing a letter is very different from 50% tendering, right. When you have a settlement procedure, it's much easier for people to tender shares rather than write letters to the Board. I think from our perspective, our focus and target from Goldman Sachs and the others who created this initiative was 20%. And suddenly while we were canvassing peoples' support, by the time we tallied the numbers in the night we realized we had 30%.

So the target was not 50%, the target was 20 and we hit 30, which means clearly substantial momentum, we did this over a holiday weekend, over three days, so that's the biggest announcement, i.e. Arcelor-Severstal combination, which clearly does reveal that there is a large group who want a fairer process.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

And please remember that in Arecelor shareholders meeting attendance is about 30% only. They've never had more than 30-32% attendance.

Unidentified Audience Member

Okay thank you.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Yes, BBC?

Unidentified Audience Member

[inaudible] just to follow-up on that last question, I read somewhere that Mittal was prepared to have a large stake in the Arcelor/Severstal deal if indeed you couldn't get the takeover that you wanted. Is that the position that you would have, that you would have a 30-odd percent stake in an enlarged Arcelor? And would that mean really? Because you've got three parties at the moment, who have are all dead set against each other how would that work?

Aditya Mittal - Mittal Steel Company - President and CFO

From our perspective we're not focused on an Arcelor/Severstal/Mittal combination. We believe the right combination is Arcelor/Mittal --

Operator

[OPERATOR INSTRUCTIONS]

Aditya Mittal - Mittal Steel Company - President and CFO

-- we would not proceed forward.

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Unidentified Audience Member

 Just to make sure,so you wouldn't accept a 30% stake in a combined company, that wouldn't be satisfactory?

Aditya Mittal - Mittal Steel Company - President and CFO

 Yes. Yes. Absolutely right. From our perspective, we're focused on achieving the synergies, transforming the steel industry and we cannot achieve that with a minority position.

Simone Pot - BBC - Media

 Hello, [Simone Pot] here from the BBC, can you give us a rough idea of how close you think you are to that 50% level when it comes to the vote at July 5?

Aditya Mittal - Mittal Steel Company - President and CFO

 The vote's on the fifth, we'll tell you then.

Simone Pot - BBC - Media

 I mean you're speaking all the time to fund managers and shareholders --?

Aditya Mittal - Mittal Steel Company - President and CFO

 Yes we are, but we are restricted from a regulatory point of view to reveal identities and for confidentiality purposes, to reveal identities of people who are supporting us and whatnot.

Simone Pot - BBC - Media

 Can I ask you, then, maybe obliquely are you quite confident?

Aditya Mittal - Mittal Steel Company - President and CFO

 There is [inaudible] right, so we remain confident on our ability to close this transaction.

Roeland Baan - Mittal Steel Company - Chief Executive Mittal Steel - Europe

 If I may just add, the choice for the shareholder has been made very, very simple. Either he exchanges control for a position in a 10-million ton company in Russia, or he gets the full offer and the $0.70 premium and is part of the largest steel group in the world. Simple.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 Roger?

Unidentified Audience Member

 Could I switch the discussion back maybe to your -- some of your figures on EBITDA in your forecast. We were surprised when we looked at the gains that you were seeing from the low-cost brownfield growth and the value-added capacity expansion which amounts to about 2.9 billion

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

over the next three years. So this is more or less indicating a doubling from the figure from last year, with only an incremental increase in capacity and value added. I was wondering if you could explain a little bit more, how you achieved such fantastic numbers?

Aditya Mittal - Mittal Steel Company - President and CFO

 Which -- first of all, where did you get the doubling. 2005 EBITDA 6.6, we're forecasting to 9.8. If you look at 2004 we did 8.4 billion so that's a 19% increase compared to our 2004 performance.

Low-cost brownfield growth in line with the market. If you notice in 2005 we had a significant production cut of almost 4 million tons so you have to offset the production cut because we believe the market is strengthening. We also had a fire at one of our primary facilities. So really in 2006 we should be shipping 60 million tons and expect by '08 we should be shipping 66 which is about 10% growth in two, three years which is about 3% which is the average of the steel industry.

In terms of value-add production growth this has been a focus. If you go through the presentation which is there on our website you can see what we have done in various case studies. We have three case studies there, our facility in Kazakhstan, what we've done in the US. What we did in South Africa. And on the value-add production growth we have is in line with what we have done historically and is in line with the market.

A lot of the CapEx is in place. There's a shortage, for example, in Central Europe of high value-added steel. It's being imported. We can take care of that in the US. There's a need for new galvanizing lines, for example, we're doing that in South Africa. There's an increase in automotive production. We're doing that. Some of it is based on market demand and it's based on our historical, our run rates of growth.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 And all this is on our website, page 12, 13 and 14.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 [Marc]?

Marc Kosell - Le Monde - Media

 [Marc Kosell], Le Monde. Mr. Mittal one thing that's from an observer is the sort of personal battle with Monsieur Dollé. One wonders what did you do to him in the past that he's desperate to get you out of his company?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 I don't know you have to ask him. We have been -- we have been meeting on various association meetings so we have a good relation personally. But it perhaps has changed in his perspective since we announced this transaction. But in my perspective I am still his friend.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 Okay can we switch to David Gow who is on the online call.

Operator

 Yes ladies and gentlemen you have a question from David Gow. You may proceed, David.

David Gow - Guardian Unlimited - Media

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Sorry, yes. Yes, as I said, good afternoon from sunny Brussels here. I want to ask precisely about Mr. Dollé, is it the -- it is your intention Mr. Mittal that you should conduct any talks with the management board as set out in the Arcelor statement yesterday with Mr. Dollé himself? Or are you prepared to see -- I hesitate to say lesser figures to conduct the negotiations or the talks.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 As we understand, the talks will be between the management board and our senior management. And, I'm not aware whether Mr. Guy Dollé will be present or not, but at least the discussion is between their management board and us.

David Gow - Guardian Unlimited - Media

 Right. But what level would you like it to be at?

Aditya Mittal - Mittal Steel Company - President and CFO

 What level would you like it?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 My feeling is that the management board, our senior management is available but do believe if it is at the Kinch level -- Mr. Kinch's level, I'm sure that it will be with me and Mr. Kinch and perhaps Guy Dollé.

David Gow - Guardian Unlimited - Media

 Right. Right, could I just ask --.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 I have a dual role, I am the Chairman and the CEO and --.

David Gow - Guardian Unlimited - Media

 Yes.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 And Kinch is Chairman and Guy Dollé is the CEO, so I have to have discussions with both of them together to fulfill my role.

David Gow - Guardian Unlimited - Media

 That's right. So you fill one and they fill two. But, a -- could I also ask about the -- just a -- a very explicit question about in terms of raising productivity? You mentioned 26,000 job cuts over the next three years. Where would they be, and would there be more in the event of a -- of the combination with Arcelor?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 First of all, let's be clear that we have very clearly announced that Mittal Steel-Arcelor does not bring any additional job cuts.

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

David Gow - Guardian Unlimited - Media

 Right.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 Number two, these 26,000 job cuts have earlier been announced by Mittal Steel as part of its various agreement with the European Union as well as with the various unions in our part, and they're all voluntarily retirements. There is no --.

David Gow - Guardian Unlimited - Media

 Okay.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 There is no job cuts. It's all part of our agreement with the union, with the society, with the community, with the various governments.

David Gow - Guardian Unlimited - Media

 Yes.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 The voluntary retirement schemes have been announced.

David Gow - Guardian Unlimited - Media

 Right.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 And employees and employees are ready to volunteer. There's no job cuts. There's no forced job cuts in any of our companies.

David Gow - Guardian Unlimited - Media

 Thank you very much, thanks.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 [Henry]?

Unidentified Audience Member

 Yes, good afternoon. I'm just trying to understand, given that you have already announced you're not going to increase your offer what you might be able to offer tomorrow to sweeten the deal? Is there any chance of increasing the cash part of the bid?

Aditya Mittal - Mittal Steel Company - President and CFO

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Henry, it's a good question. I -- we went through the release of Arcelor and when they point to the areas where we lack in terms of value. If you look at our analysis, we have compared to the Severstal transaction, I think what's important is, for the Arcelor Board and management to understand that we can compare the two transactions. And, when we compared the two transactions, we offer superior value. And, that's going to be the focus of our discussions. We need to make them understand how we offer a better value than the Severstal deal.

Unidentified Audience Member

 Given what's transpired up until now, do you feel that that's likely to be a fruitful path?

Aditya Mittal - Mittal Steel Company - President and CFO

 Yes. We are going to these discussions with open mind and with complete good faith.

Unidentified Audience Member

 Thank you.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 Sir?

Unidentified Audience Member

 Hello, [inaudible - microphone inaccessible]]. I wondered if you had any idea when you will be meeting them, Arcelor that is? And if, just to clarify, whether Lakshmi, as to whether you are actually going to be there personally? I wasn't quite clear whether you're going to send some delegates or you're going to go yourself?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 I think most likely the management discussions will happen very shortly. It could be either today or tomorrow. And depending on the outcome of this discussion, I'm sure that there will be more meetings to have a better understanding about the business, about the values, about the synergies, about the industrial plan, commercial plan and the social aspects. So, it's an evolving process. It is not that anything has been fixed. So, let us start with this management meeting, and then we'll see how things evolve.

Unidentified Audience Member

 [Inaudible - microphone inaccessible]

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 It depends. So, how's the -- how's the development and how the are the discussions going on? And if the discussions are going on in the right direction, I am always available.

Unidentified Audience Member

 And --.

Nicola Davidson - Mittal Steel Company - General Manager Communications

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

We'll take --.

Unidentified Audience Member

 Sorry, just one more. I was just wondering whether you see another poison pill attempt by Arcelor after this - the Defasco stuff and after Severstal that their strange voting procedures, whether you thought they had anything else on their [space]?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 I don't know. I don't know. Arcelor has always come on with surprise poison pills. We don't know. I hope that this time the discussion is in good faith from both sides.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 We'll take two last questions. Jason?

Jason Singer - Wall Street Journal - Media

 Yes. I just have two quick questions. First of all, is this release you put out today, is this the sum total of the business plan that you gave to Arcelor earlier this month? And, when I think some Mittal representatives met with Arcelor representatives to discuss the business plan, what were the questions that Arcelor asked? What were their concerns or comments?

And then, I'd also like to clear up -- I'm a little confused as to your point of view on the -- accepting a minority position. Because, I think Mr. Baan has in the past said that possibly, that would be considered. And now, you're saying it's not. Is that not the case?

Roeland Baan - Mittal Steel Company - Chief Executive Mittal Steel - Europe

 May I just do that part first? What I've said, when the question came from a journalist was that there is in the offer document, a clause that allows us to waive the threshold, which is true. From that, the journalist concluded that we were prepared to take a minority. Now, that's an interpretation that I've never said. And I think Aditya has been clear enough on what our real position is here.

Aditya Mittal - Mittal Steel Company - President and CFO

 Just in terms of what we shared with Arcelor, we shared them with a more extensive document clearly on the business plan and how they can build up the business plan. And, we have sent them more data as well. I would not like to comment on our discussions. We have a confidentiality agreement on a mutual basis. And what's in the public domain is in the public domain, but what's not there is covered by the confidentiality undertaking.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 Angela?

Angela Jameson - The Times - Media

 Angela Jameson from The Times. As far as I understand, you've based your general assumptions on 2005 prices. Would you say this is unduly aggressive and perhaps when you say -- and perhaps the top of the cycle in 2005?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Well, our perspective 2005 was not the highest point of cycle. From our perspective, 2005 was low cycle because of our presence in Asia, Africa and North America. As I said in my presentation if you will see North American Company, also reduced their margin in 2005, Baosteel in Asia was the leader in Asia had also reduced their margin in 2005.

If you look at our 2004 EBITDA based on the same pro forma, it's close to 8 billion -- 7.6 billion, 8.3 billion, close to 8.3 billion. And if you look at our forecast for 2006, 7.3 billion. And if you look at our second half forecast, if you analyze that, it is 8.6 billion. So, you will see that in our case, we are -- our top cycle is not 2005 because of our geographical nature.

And, this is why I say that this combination makes a lot of sense that 2006 is a better year for us. 2005 has been a better year -- 2004 has been a better year for us. 2005 has been a better year for Arcelor. So, this is a steel industry with different cycles and different geographies. That's why this combination makes sense where you have presence in much larger, many more countries with the products and with all the synergies. This is the best combination.

Aditya Mittal - Mittal Steel Company - President and CFO

 If you were to use 2004 or 2006 as a base, our '08 EBITDA numbers would be about $2 billion higher. So, another way of looking at it.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 Okay, one final question from [Francine].

Francine Lacqua - Bloomberg News - Media

 Francine Lacqua, Bloomberg News. We just had a press release by Arcelor saying that, using your hypothesis, it's actually raising its EBITDA forecast to -- for 2008 from EUR7 billion to EUR8.9 billion, and for an Arcelor-Severstal combined EBITDA from EUR10.3 billion to EUR13.1 billion. What's your reaction to that?

Aditya Mittal - Mittal Steel Company - President and CFO

 We haven't had a chance to review the release, but from our perspective, we have provided a lot of disclosure. I think there's a 70-page document on our website on our business plan, and more importantly, has been certified by third parties, because we realize that when two companies are giving different numbers, it will always be difficult. We have brought in an [international] consulting firm. They have walked through the pricing assumptions, market-demand assumptions, the cost assumptions. The process has been looked at by our auditors, and they confirmed that all of the numbers that we have here are certified, viewed by them in terms of the accounting policies and procedures we follow internally. So from our point of view, we -- we're very comfortable in what has been achieved.

It's interesting to note when Arcelor announced its value plan, there was a lot of scepticism when they announced it, because there was not enough information backing it. And we haven't seen the release, so I can't comment.

Nicola Davidson - Mittal Steel Company - General Manager Communications

 Okay, thank you very much.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 Thank you.

Aditya Mittal - Mittal Steel Company - President and CFO

 Thank you.

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

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